UNI
SECURITIES AND
Washin

14049264

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66032

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRADIENT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4105 LEXINGTON AVE
(No. and Street)

ARDEN HILLS (City) MN (State) 55126 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICK STOVALL (651)621-8870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOULAY PLLP
(Name – *if individual, state last, first, middle name*)

7500 FLYING CLOUD DR (Address) MINNEAPOLIS (City) MN (State) 55344 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFF FOLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRADIENT SECURITIES LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHERI J. MUSHEL
Notary Public
State of Minnesota
My Commission Expires
January 31, 2017

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRADIENT SECURITIES, LLC

Arden Hills, Minnesota

Financial Statements

December 31, 2013 and 2012

Gradient Securities, LLC

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Audited Financial Statements	
Statements of Financial Condition	2
Statements of Operations and Members' Equity	3
Statements of Cash Flows	4
Notes to Financial Statements	5-9
Report of Independent Registered Public Accounting Firm On Supplementary Financial Information	10
Supplementary Information	
Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1	11
Computation for Determination of Reserve Requirements under Rule 15c3-3	12

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Managing Member
Gradient Securities, LLC
Arden Hills, Minnesota

We have audited the accompanying statements of financial condition of Gradient Securities, LLC, formerly known as SYM Capital Securities, LLC (the Company), as of December 31, 2013 and 2012 and the related statements of operations and members' equity, and cash flows for each of the years in the two-year period ended December 31, 2013. Gradient's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gradient Securities, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Boulay PLLP

Certified Public Accountants

Minneapolis, Minnesota
February 26, 2014

Boulay 7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 (t) 952.893.9320 (f) 952.835.7296 BoulayGroup.com

GRADIENT SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2013 and 2012

	2013	2012
ASSETS		
Cash	$ 673,219	$ 427,180
Commissions Receivable ($163,213 and $116,647, respectively, from related party)	241,304	125,499
Accounts Receivable	70,437	37,159
Prepaid and Other Current Assets	136,180	103,634
Total Current Assets	1,121,140	693,472
Office Equipment, net accumulated depreciation of $12,243 in 2013 and $4,097 in 2012	120,212	13,885
Total Assets	$ 1,241,352	$ 707,357
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 13,730	$ 16,902
Commissions Payable	77,597	76,848
Other Current Liabilities and Current Maturities	86,876	29,764
Unearned Commissions and Fees	193,744	172,171
Total Current Liabilities	371,947	295,685
Long-term Liabilities		
Furniture and Fixtures Note, Net of Current Maturities	62,539	-
Total Liabilities	434,486	295,685
Members' Equity	806,866	411,672
Total Liabilities and Members' Equity	$ 1,241,352	$ 707,357

The accompanying notes are an Integral Part of these Financial Statements.

GRADIENT SECURITIES, LLC

STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY

December 31, 2013 and 2012

	2013	2012
REVENUE		
Commissions	$ 5,291,198	$ 4,170,308
Services	540,257	245,832
Total Revenue	5,831,455	4,416,140
EXPENSES		
Commission Compensation	4,149,218	3,357,497
Trade Fees	15,205	-
Advertising	40,083	105,235
Bad Debt	3,225	-
Bank Charges	15,788	16,577
Professional & Consulting fees	124,134	111,110
Depreciation	8,146	3,856
Insurance	175,719	128,877
Interest Expense	2,415	4,896
Investment Tools, Technology & Subscriptions	46,516	36,498
Licensing & Regulatory Fees	146,140	99,576
Office Expenses	42,950	37,012
Office Space and Equipment	34,392	32,296
Payroll Tax and Benefits	60,800	49,896
Salary & Wages	861,849	681,263
Taxes	550	658
Travel & Entertainment	44,658	39,200
Total Expenses	5,771,788	4,704,447
NET INCOME (LOSS) FROM OPERATIONS	59,667	(288,307)
OTHER INCOME		
Interest	327	150
Other	35,200	10,700
Total Other Income	35,527	10,850
NET INCOME (LOSS)	95,194	(277,457)
Members equity at beginning of year	411,672	270,908
Capital contributions by members	300,000	418,221
MEMBERS' EQUITY AT END OF YEAR	$ 806,866	$ 411,672

The accompanying notes are an integral part of these Financial Statements

GRADIENT SECURITIES, LLC
STATEMENTS OF CASH FLOWS
December 31, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income / (Loss)	$ 95,194	$ (277,457)
Adjustments to reconcile net income (loss) to net cash used for operating activites		
Depreciation and amortization	8,146	$ 3,856
Changes in assets and liabilities		
Commissions Receivable	(115,805)	$ (26,120)
Accounts Receivable	(33,278)	$ (28,063)
Other Assets	(32,546)	$ (5,631)
Accounts Payable	(3,172)	$ 13,664
Commissions Payable	749	$ (48,143)
Other Liabilities	19,881	$ (11,361)
Unearned Commissions & Fees	21,573	$ 103,180
Net cash used for operating activities	(39,258)	$ (276,075)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(2,232)	$ (13,451)
Net cash used for investing activities	(2,232)	$ (13,451)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' Contributions	300,000	$ 418,221
Payments on Debt for Furntiture and Fixtures Note	(12,471)	
Net cash from financing activities	287,529	$ 418,221
NET INCREASE IN CASH	246,039	$ 128,695
CASH AT BEGINNING OF YEAR	427,180	$ 298,485
CASH AT END OF YEAR	$ 673,219	$ 427,180
SUPPLEMENTAL INFORMATION		
Cash paid for Interest	$ 2,415	$ 4,896
Cash paid for Taxes	$ 550	$ 658
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES		
Furniture and Fixtures Financed with Note	$ 112,241	$ -

The accompanying notes are an integral part of these Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Gradient Securities, LLC (formerly known as SYM Capital Securities, LLC) (the "Company") was formed on April 9, 2003 as an Indiana limited liability company. On January 2, 2004, the Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company offers securities, bonds, variable life insurance or annuities, and mutual fund transaction services to its customers through affiliated registered representatives. The Company also receives trailing commissions from transactions entered into during previous fiscal years. In June 2013, the Company received their Series 7 license from FINRA, which allows the Company to sell securities. The Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3, because of limited business and is not required to make periodic computation of reserve requirements for the exclusive benefit of customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Company's records are maintained on the accrual basis of accounting, and its financial reporting and accounting policies conform to accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies adopted by the Company.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe such contingencies currently exist that will have a material effect on the financial statements.

Revenue Recognition: The Company recognizes revenue in accordance with recognized industry practice. Securities transactions are recorded on a trade date basis. Revenues arising from the sale of variable annuity contracts are recognized when the issuer approves the investment transaction.

Income Taxes: The Company is a multi-member limited liability company under the Internal Revenue Code with all income tax implications flowing through to each member. Therefore, no provision for income taxes is necessary as the net income or loss of the Company is included in the income tax return of the Company's members. There were no differences between the financial statement basis and tax basis of the Company's assets or liabilities.

Primarily due to the multi-member limited liability company tax status, the Company does not have any significant tax uncertainties that would require disclosure.

Cash and equivalents: The Company considers cash on hand, deposits with other financial institutions, and short-term investments having an initial maturity of three months or less as cash and cash equivalents.

The Company maintains its accounts primarily at one financial institution. At times throughout the year, the Company's cash may exceed amounts insured by the Federal Deposit Insurance Corporation.

Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk: In the normal course of business, the Company does not carry customer accounts or have clearing activities; therefore it has no related off-balance sheet risk.

Advertising: The Company expenses advertising costs when incurred. Total advertising costs were approximately $40,100 and $105,300 for the years ended December 31, 2013 and 2012, respectively.

Office Furniture and Equipment: Equipment is capitalized and stated at cost, net of accumulated depreciation, on the balance sheet. Depreciation is provided over the estimated useful lives. At December 31, 2013 and 2012, property and equipment was made up of computers, computer equipment, office equipment, and office furniture which were being depreciated on a straight-line basis over 3 and 7 years respectively. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Subsequent Events: The Company has evaluated subsequent events through February 26, 2014, the date which the financial statements were available to be issued.

Fair Value of Financial Instruments: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. The Company uses a fair value hierarchy that has three levels of inputs, both observable and unobservable, with use of the lowest possible level of input to determine fair value. Level 1 inputs include quoted market prices in an active market or the price of an identical asset or liability. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data for substantially the full term of the asset or liability. Level 3 inputs are unobservable and corroborated by little or no market data. The Company uses valuation techniques in a consistent manner from year-to-year. At the present time, the Company does not have any assets or liabilities that would require fair value recognition or disclosures. The fair value of financial instruments classified as assets or liabilities, including cash, accounts and commissions receivable, commissions payable and other current liabilities approximate carrying value, principally because of the short maturities of these items.

Commissions Receivable: The Company maintains commissions receivable on the Statement of Financial Condition in the amounts of $241,304 and $125,499 for the years ended December 31, 2013 and 2012, respectively. These receivables represent a combination of gross dealer concessions from various insurance and investment companies along with amounts due from a related-party insurance company as described in Note 4. The amounts listed represent trades that have been completed and recognized as revenue in accordance with the Company's revenue recognition policy. These receivables are not secured and no reserves for bad debt have been established to date, as the management expects to receive all receivables in their entirety.

Commissions Payable: The Company maintains commissions payable on the Statement of Financial Condition in the amounts of $77,597 and $76,849 for the years ended December 31, 2013 and 2012, respectively. These payables represent amounts earned by registered representatives who have submitted completed sales transactions for which the representative has not yet received payment for the commission. The amounts contained in commissions payable are a function of the gross dealer concession (GDC) earned by the Company and will vary in amount from 70% - 95% of the GDC depending on the contracted payout level of each individual registered representative.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed fifteen to one. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2013 and 2012, the net capital ratio, net capital and excess net capital are as follows:

	2013	**2012**
Aggregate indebtedness to net capital ratio	1.70:1	2.21:1
Net capital	$255,518	$133,792
Excess net capital	$205,518	$114,080

NOTE 4 – RELATED PARTY TRANSACTIONS

Effective September 1, 2010, Gradient Insurance Brokerage, Inc. and Gradient Securities, LLC entered into an agreement to distribute a portion of the net commission override earnings of Gradient Insurance Brokerage, Inc. to Gradient Securities, LLC for an agreed upon percentage of all annuity insurance business conducted through Gradient Insurance Brokerage, Inc. by a commonly affiliated registered representative of Gradient Securities, LLC. During 2013 and 2012, this agreement produced income of $422,800 and $307,397, respectively, for Gradient Securities, LLC, which is included in commissions revenue on the statement of operations. Additionally, $163,213 and $116,647 is included in commissions receivable at December 31, 2013 and 2012, respectively.

The Company entered into a lease agreement with A-Street, LLC, a related party entity, on August 1, 2011, for a fractional use of three corporate owned aircraft that requires monthly payments of $1,548 as of December 31, 2013, plus variable use expenses as incurred. The terms of the lease are indefinite in nature and terminable by either party with 30 days' notice. The Company recorded $24,876 and $25,319 of travel expense on the statement of operations related to this lease for the years ended December 31, 2013 and 2012, respectively.

On October 1, 2011, the Company entered into a Membership Agreement with Gradient Financial Group, LLC, an affiliated company, to provide various administrative, marketing and support functions. This agreement is made effective with a one year term and automatic one year term renewals. This agreement is also cancellable at any time by either party with 30 days written notice. The agreement calls for monthly payments toward the membership in an amount of $5,600 monthly as of December 31, 2013. The Company recorded expenses under this agreement of $61,400 and $54,600 for the years ended December 31, 2013 and 2012, respectively. The Company had payables due under this agreement of $2,620 and $11,283 for the years ended December 31, 2013 and 2012, respectively.

The Company had an agreement with Gradient Insurance Brokerage, Inc. that required monthly payments of $2,136 for use of office space. The Company paid $17,089 and $25,633 in rent to Gradient Insurance Brokerage, Inc. in 2013 and 2012, respectively. On June 8, 2013, the Company entered into a new Lease Agreement with 4105 Lexington North, LLC, an affiliated company, to lease office space. This lease runs for three years from September 1, 2013 through August 31, 2016 and base rent is $3,386 per month. Base rent includes routine basic services, real estate taxes, insurance, and common area maintenance charges.

Future minimum lease commitments over the term of the lease are as follows:

Year	Amount
2014	$ 40,632
2015	$ 40,632
2016	$ 27,088
Total	$108,352

Rent expense related to the new lease described above was approximately $13,545 and $-0- for the years ended December 31, 2013 and 2012, respectively.

NOTE 5 – LEASES

The Company leased its facility from an unrelated party under an operating lease through August 2013 when it expired. The lease provided for scheduled base rent increases for each year of the lease. In addition to the base lease, the Company was responsible for an annually adjusted common area maintenance (CAM) assessment based on the proportional share of the rentable space for shared space and operating costs.

There are no future minimum lease payments due for this lease.

Rent expense and common area maintenance related to the lease described above was approximately $5,735 and $8,000 for the years ended December 31, 2013 and 2012, respectively.

NOTE 6 – DEBT

The Company has a note payable in the amount of $40,284 as of December 31, 2013. This note is listed as Other Current Liabilities on the Statement of Financial Condition as the remaining balance will be entirely paid during 2014. The amount represents a finance agreement that was established to subsidize the annual errors and omissions insurance policy for the Company's registered representatives. This is an unsecured note that carries an annual interest rate of approximately 5.54% with a total amount due for principal and interest during 2014 of $40,936.

The Company also entered into a note payable with a related party as of June, 2013, for the purchase of furniture and equipment in the amount of $112,241. This note has a 36 month term at a stated interest rate of 0.22%, due in monthly installments of $3,118. The balance on the note as of December 31, 2013, is $99,770.

The future maturities on long-term debt over the following five years is as follows:

Year	Amount
2014	$37,414
2015	$37,414
2016	$24,942
	$99,770

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

SUPPLEMENTARY FINANCIAL INFORMATION

Director and Managing Member
Gradient Securities, LLC
Shoreview, Minnesota

We have audited the accompanying financial statements of Gradient Securities, LLC as of and for the years ended December 31, 2013 and 2012 and have issued our report thereon dated, February 26, 2014. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boulay PLLP

Certified Public Accountants

Minneapolis, Minnesota
February 26, 2014

Boulay 7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 (t) 952.893.9320 (f) 952.835.7296 BoulayGroup.com

GRADIENT SECURITIES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1

For the years ended December 31, 2013 and 2012

	2013	2012
NET CAPITAL:		
Total members' equity	$ 806,866	$ 411,672
Deduct:		
Nonallowable assets:		
Other assets	(551,348)	(277,880)
Net Capital	$ 255,518	$ 133,792
AGGREGATE INDEBTEDNESS	$ 434,486	$ 295,685
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	170.0%	221.0%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required to be maintained (the greater of 6-2/3% of aggregate indebtedness or $50,000)	$ 50,000	$ 19,710
Excess net capital	$ 205,518	$ 114,082

No reconciliations deemed necesesary since no material differences were noted in the computation of net capital.

See Report of Independent Registered Public Accounting Firm on Supplementary Financial Information.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

For the years ended December 31, 2013 and 2012

Gradient Securities, LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

BOULAY

February 26, 2014

Board of Directors
Gradient Securities, LLC

In planning and performing our audit of the financial statements of Gradient Securities, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with Standards of the Public Company Accounts Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified one deficiency in internal control that we consider to be a significant deficiency, and communicated them in writing to management and those charged with governance on February 26, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boulay PLLP

Boulay PLLP

Minneapolis, Minnesota
February 26, 2014